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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Netshares Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22114 Blacksburg Court
(No. and Street)

Katy | Texas | 77450
(City) | (State) | (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Lee | 800-216-0360 | dlee@netshares.com
(Name) | (Area Code – Telephone Number) | (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius and Associates LLP
(Name – if individual, state last, first, and middle name)

A94/8, Wazirpur Industrial Area | New Delhi | India (Country) | 110052
(Address) | (City) | (State) | (Zip Code)

October 2, 2009 | 3223
(Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Netshares Financial Services, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: David Lee 2D39DC29903E43C...

Title: President and CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*







MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member(s) of Netshares Financial Services, LLC

We have reviewed management's statement, included in the accompanying Netshares Financial Services, LLC's Exemption Report, in which:

(1) Netshares Financial Services, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to Private placement of securities, including private offerings of certain digital asset securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed, ledger associated with it that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys; Mergers and acquisitions advisory services; Referral business; and Operating a Funding Portal pursuant to Regulation Crowdfunding. and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
March 31, 2026



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Member(s) of Netshares Financial Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netshares Financial Services, LLC (the "Company") as of December 31, 2025, and the related statements of Income, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I (Computation of Net Capital Requirements Pursuant to Rule 15c3-1), II (Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3) and III (Information Relating to Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
We have served as the Company Auditor since 2024.

New Delhi, India
March 31, 2026



MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member(s) of Netshares Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Netshares Financial Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP.

Mercurius & Associates LLP
We have served as the Company's Auditor since 2024.

New Delhi, India
March 31, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

NETSHARES FINANCIAL SERVICES, LLC

REPORT PURSUANT TO RULE 17A-5(d)

FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2025 THROUGH DECEMBER 31, 2025

TABLE OF CONTENTS

NETSHARES FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 32,304
Prepaid Expenses	$ 5,486
Total assets	**$ 37,790**

Liabilities and Member's Equity

Liabilities

Accounts Payable	$ 14,700
Total liabilities	**$ 14,700**

Member's equity

Member's equity	$ 23,090
Total member's equity	**$ 23,090**
Total liabilities and member's equity	**$ 37,790**

NETSHARES FINANCIAL SERVICES, LLC
Statement of Income
For the Period January 1, 2025 through December 31, 2025

Revenues

Commissions income	$ 0
Other Income	$ 1,231
Total revenues	**$ 1,231**

Expenses

Occupancy Expenses	$ 12,000
Professional and Regulatory Expenses	$ 10,409
Bad Debts	$ 600
Other operating expenses	$ 75
Total expenses	**$ 23,084**
Net income (loss)	**$ (21,853)**

NETSHARES FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

For the Period January 1, 2025 through December 31, 2025

	Member's Equity
Balance at January 1, 2025	$ 29,943
Member's distributions	-
Member's contributions	$ 10,000
Cash Inflow From Prospective Buyer	$ 5,000
Net income (loss)	$ (21,853)
Balance at December 31, 2025	$ 23,090

NETSHARES FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Period January 1, 2025 through December 31, 2025

Cash flow from operating activities:			
Net income (loss)	$	(21,853)	
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Non-Cash Expense- Bad Debts	$	600	
(Increase) decrease in assets:			
Accounts receivable, net		-	
Accounts receivable	$	0	
Loan to Contractor	$	-	
Prepaid Expenses	$	7,897	
Rent Payable	$	(11,000)	
Cash used in Operating Activities:			(24,356)
Cash Flow from Investing Activities			-
Cash Flow from Financing Activities:			
Contributions	$	10,000	
Cash Inflow from Prospective Buyer	$	5,000	
Cash Flow from Financing Activities			$ 15,000
Net increase (decrease) in cash			$ (9,356)
Cash at the beginning of the year			$ 41,660
Cash at end of year			$ 32,304

Supplemental disclosure of cash flow information:

Cash paid during the year for:			
Interest	$	-	
Income taxes	$	-	

NETSHARES FINANCIAL SERVICES, LLC

REPORT PURSUANT TO RULE 17A-5(d)

FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2025 THROUGH DECEMBER 31, 2025

1.   Organization and Summary of Significant Accounting Policies

Description of Business

Netshares Financial Services, LLC (the "Company") was formed as a Limited Liability
Company on September 10, 2019 in the State of Delaware. The Company is registered
with the Securities and Exchange Commission ("SEC") as a fully disclosed securities
broker/dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In April
2020, the Company became a member of the Financial Industry Regulatory Authority,
Inc. ("FINRA") and commenced operations. The Company is subject to various
governmental rules and regulations, including the Net Capital Rule set forth in Rule
15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned
subsidiary of Netshares, LLC (the "Parent"). The Company's primary business consists
of offering intermediary marketing and placement services as agent, as well as private
placements of securities. The Company is a member of the Securities Investor Protection
Corporation (SIPC).

Basis of Presentation

The financial statements of the company have been prepared using accounting principles
generally accepted in the United States of America ("U.S. GAAP").

Basis of Accounting

The financial statements of the company have been prepared on the accrual basis of
accounting.

Government and Other Regulation

The Company's business is subject to significant regulation by government agencies and
self-regulatory organizations. Such regulation includes, among other things, periodic
examinations by these regulatory bodies to determine whether the Company is
conducting and reporting its operations in accordance with the applicable requirements of
these organizations.

Cash

Cash consists of cash in deposit accounts that the Company maintains at one institution,
which at times may exceed federally insured limits. Accounts at the institution are
insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The
Company has not experienced any losses in such accounts. At December 31, 2025, the
Company's cash balance did not exceed the FDIC insured limit.

Revenue Recognition

Revenue is recognized in accordance with ASC 606 – Revenue from Contracts with
Customers using the five-step model. The Company recognizes revenue when control of

goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled.

The five-step model includes:

- Identification of the contract with a customer,

- Identification of performance obligations in the contract,

- Determination of the transaction price,

- Allocation of the transaction price to the performance obligations, and

- Recognition of revenue when or as the performance obligations are satisfied.

The Company's primary revenue is derived from performing offering marketing, placement and compliance services including private placement of securities. Fees under agreements covering these services are recognizes as revenue when the performance obligations are fulfilled. Reimbursed expenses related to these agreements are recorded as revenue.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Accounts Payable, are measured fairly as on December 31st, 2025.

Income Taxes

The Company, with the consent of its member, has elected to be a Texas Limited Liability Company. For tax purposes, the Company is treated as an S Corporation. Therefore, in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal income taxes or state taxes is included in these financial statements.

Lease Standards

The Company is not subject to ASC 842 The Company's lease obligations are month-to-month.

2. ### Related Party Transactions

The Company has entered into a lease agreement with an affiliate, All Star Franchise, which is under common ownership with the sole member of the parent, for occupancy (rent) expenses at a monthly rent of $1,000 for FY2025. As of December 31, 2025, the total amount payable to All Star Franchise is $14,700, comprising $12,000 related to rent expenses and $2,700 representing amounts paid by All Star Franchise on behalf of the Company to another creditor of Netshares.

3. ### Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At December 31, 2025, the Company had net capital of $23,090, which was $18,090 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.64 to 1.

4. ### Commitments and Contingencies

In the normal course of business, the Company may become subject to various legal proceedings including to litigation and regulatory matters. As of December 31, 2025, the Company was not involved in any such matters.

5. ### Operating Losses and Capital Contributions

The Company has losses from operations. The Parent (Netshares LLC) contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

6. ### ASC 280- Segment Discloser Requirement

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including private placement of securities, mergers and acquisitions, and equity crowdfunding. The Company has identified David Lee as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends/distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies. The significant expenses of the segment are reported on the accompanying income statement of this report.

7.   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments. There were no new accounting pronouncements till March 2026, that are relevant for the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

8.   Exemption from Schedules II and III under SEC Rule 15c3-2

Pursuant to SEC Rule 15c3-3, certain broker-dealers are required to present supplementary schedules relating to customer reserve computations (Schedule II) and securities positions (Schedule III).
The Company does not carry customer accounts, hold customer funds or securities, or maintain securities positions that would require reporting under these schedules. Accordingly, Schedules II and III are not applicable and have not been presented in these financial statements.

9.   Other Disclosures:

Netshares Financial Services and David Lee has entered into a share sale agreement with Valuit LLC. The agreement is currently executed but not completed, and the same is expected to be completed by the end of Financial Year 2026.

ANNEXURE 1: NET CAPITAL COMPUTATION AS PER SEC RULE 15c3-1

Netshares Financial Services, LLC

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2025

Total Members' Equity (from Statement of Financial Condition): $23,090

Net Capital: $23,090

Minimum Net Capital Requirement: $5,000
Excess Net Capital: $18,090

Computation of Aggregate Indebtedness:

- Accounts Payable: $14,700
  Total Aggregate Indebtedness: $14,700

Net Capital Ratio: 0.64 to 1
(Maximum allowable ratio: 15 to 1)

Annexure 3: Possession and Control Requirements

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3
As of December 31, 2025

Exemption Statement:

The Company is exempt from the possession and control requirements of SEC Rule 15c3-3
pursuant to Footnote 74 of the SEC Release No. 34-70073. The Company does not carry
customer accounts, nor does it hold, custody, or maintain physical possession or control of any
customer funds or securities. Therefore, information relating to possession or control
requirements is not applicable.

Annexure 2: Computation of Reserve Requirements

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3
As of December 31, 2025

Exemption Statement:

The Company is classified as a "Non-Covered Firm" and is exempt from the provisions of SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073. During the audit period, the Company did not act as a clearing broker, did not carry customer accounts, and did not hold or custody customer funds or securities. Accordingly, the Computation for Determination of Reserve Requirements is not applicable and has not been prepared.



NETSHARES
MEMBER FINRA/SIPC

Netshares Financial Services, LLC Exemption Report

Netshares Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ending December 31, 2025, without exception.

Netshares Financial Services, LLC
I, David Lee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____ DocuSigned by: David Lee 2D39DC29903E43C... _____

David Lee
Chief Executive Officer / Managing Member
Date: March 23, 2026